John A. Good PHONE: (901) 543-5901 FAX: (888) 543-4644 E-MAIL: jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900 October 18, 2011

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Kevin Rupert, Esq.

Re:	Triangle Capital Corporation

File No.: 333-175160

Pre-Effective Amendment No. 2 to the Registration Statement

Dear Mr. Rupert:

As counsel to Triangle Capital Corporation, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form N-2 (File No. 333-175160) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated by you during our two telephone conversations on October 3, 2011.

For convenience of reference, each Staff comment pursuant to our October 3, 2011 phone conversations is reprinted below in italics and is followed by the corresponding response of the Company.

We are providing to you a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-effective Amendment No. 1 to the Registration Statement filed with the Commission on September 6, 2011 (the “Blackline”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Comment: 1.	Include risks currently known or determinable regarding the classes of securities you seek to register, and specifically, include known risks about auction rate preferred securities.

Response:	In response to the Staff’s request, the Company has included the requested disclosure on page 44.

Comment: 2.	Remove reference to approval of any state securities commission within the Rule 481 legend located on the cover page of the prospectus and undertake to do the same in any prospectus supplement the Company files.

Response:	In response to the Staff’s comment, the Company has removed the requested disclosure from the base prospectus and undertakes to do the same in any prospectus supplement the Company files pursuant to the Registration Statement.

October 18, 2011

Comment: 3.	On the Fees and Expenses table on page 16, provide an estimate of the annual expenses for each of the preferred stock dividend payments and interest payments on debt securities. The Staff recognizes that the Company only has outstanding shares of its common stock and that the Company does not yet know the terms of any other classes of securities it may issue in the future. The Staff also understands that the Fees and Expenses table will be updated in any applicable prospectus supplement. Therefore, the Staff requests that the Company include within a footnote to each of these estimated expenses, a footnote explaining the assumptions upon which the calculation is based. Please see the Fees and Expenses table on Form N-2 for The Gabelli Global Utility & Income Trust as an example. Please note that the Staff requires this disclosure because the Company may issue these classes of securities within the next twelve months. If the Company does not intend to issue these classes of securities within the next twelve months, this disclosure is not required. Undertake to incorporate this disclosure in the Fees and Expenses table of any prospectus supplement the Company files pursuant to the Registration Statement.

Response:	In response to the Staff’s comment, the Company has provided an estimate of the annual expenses for interest payments on debt securities and the accompanying assumptions within a footnote. The Company does not intend to issue preferred stock within the next twelve months, and therefore, has not included line item disclosure regarding preferred stock dividend payments in the Fees and Expenses Table.

Comment: 4.	Update the Example table on page 16 as necessary, incorporating any changes made to the Fees and Expenses Table.

Response:	In response to the Staff’s comment, the Company has revised the Example table as necessary.

Comment: 5.	Confirm supplementally that the Interest payments on borrowed funds’ line item includes interest expense payments for all SBA leverage outstanding as of June 30, 2011.

Response:	In response to the Staff’s comment, the Company hereby confirms that the Interest payments on borrowed funds’ line item includes interest expense payments for all SBA leverage outstanding as of June 30, 2011.

Comment: 6.	Confirm supplementally that the only reason the Company’s total annual expenses disclosed in the Fees and Expenses table as of June 30, 2011 are lower than the Company’s audited total annual expenses ratio for the year ended December 31, 2010, is because of an increase in projected average net assets resulting from the Company’s February 2011 Shelf Takedown Offering.

Response:	In response to the Staff’s comment, the Company hereby confirms that the only reason the Company’s total annual expenses disclosed in the Fees and Expenses table as of June 30, 2011 are lower than the Company’s audited total annual expenses ratio for the year ended December 31, 2010, is because of an increase in projected average net assets resulting from the Company’s February 2011 Shelf Takedown Offering.

Comment: 7.	Please include in your discussion of the requirements for the recognition of income for U.S. Federal Income Tax purposes on page 29, that income that is designated as non-collectible for U.S. GAAP purposes will affect the fair value of the securities of the companies in which it invests.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 71.

Comment: 8.	Confirm that financial statements of the portfolio companies in which the Company invests are available to the Company when making fair value determinations.

Response:	The Company hereby confirms that the financial statements of the portfolio companies in which the Company invests are available to the Company when making fair value determinations.

October 18, 2011

Comment: 9.	Please state, if accurate, that most of the Company’s loans are not set up to amortize. The Staff recognizes that most business development companies make loans that are not expected to fully amortize and are instead contingent upon the Company’s ability to refinance or repay the debt.

Response:	In response to the Staff’s comment, the Company has included an accurate statement regarding the amortization of the Company’s loans on page 78.

Comment: 10.	Include an undertaking in Part C of the registration statement to file for Staff review a post-effective amendment (EDGAR submission type POS 8C) in respect of any units offering by the Company during the shelf registration statement offering period.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page C-7.

Comment: 11.	Please disclose whether or not dividend payments on preferred stock will be cumulative.

Response:	In response to the Staff’s comment, the Company has included the requested disclosure on page 137.

Comment: 12.	Please undertake to include within any prospectus supplement for Notes or Preferred Stock, information required by Item 503(d) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company undertakes to include in any prospectus supplement for Notes or Preferred Stock, information required by Item 503(d) of Regulation S-K.

Comment: 13.	Undertake to exclude from the Fees and Expenses Table in any future prospectus supplement, the alternative calculation of the Total annual expenses, that assumes the “Total annual expenses” percentage were calculated instead as a percentage of average total assets.

Response:	In response to the Staff’s comment, the Company undertakes to exclude from the Fees and Expenses Table in any prospectus supplement, the alternative calculation of the Total annual expenses, that assumes the “Total annual expenses” percentage were calculated instead as a percentage of average total assets.

Should you have any questions, please feel free to contact me at (901) 543-5901 or jgood@bassberry.com or Sehrish Siddiqui at (901) 543-5979 or ssiddiqui@bassberry.com. We look forward to hearing from you soon.

Sincerely,

/s/ John. A. Good
John A. Good